Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-273062) and related Prospectuses of Cibus, Inc. (formerly known as Calyxt, Inc.) for the registration of:

(1)	Shares of Class A common stock, shares of preferred stock, depositary shares, warrants, subscription rights and units of Cibus, Inc., and

(2)	Shares of Class A common stock, issuable upon exchange of units each composed of one common unit of Cibus Global, LLC and one share of Class B common stock of Cibus, Inc.,

and to the incorporation by reference therein of our report dated March 2, 2023, with respect to the financial statements of Cibus, Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2022 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

October 25, 2023